Report of Voting Results

(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders (the “Meeting”) of Metalla Royalty and Streaming Ltd. (the “Company”) held on Wednesday, November 4, 2020. The Meeting was held in hybrid format allowing the shareholders to participate in person or by teleconference.

1. Fix the Number of Directors

The ordinary resolution fixing the number of directors at six was approved by a majority vote of shareholders present in person or represented by proxy.

2. Election of Directors

The following six nominees set out in the Company’s management information circular dated September 25, 2020 (the “Information Circular”) were elected as directors of the Company by a majority vote of shareholders present in person or represented by proxy:

Director Nominee

Brett Heath

Lawrence Roulston

E.B. Tucker

Alexander Molyneux

James Beeby

Terry Krepiakevich

3. Appointment of Auditors

KPMG LLP, Chartered Accountants, was re-appointed as auditors of the Company and the directors were authorized to fix their remuneration by a majority vote of shareholders present in person or represented by proxy.

4. Ratification of Share Compensation Plan

An ordinary resolution to ratify and approve the Company’s Share Compensation Plan, in the form attached as Schedule “B” of the Information Circular, was approved by a majority vote of shareholders present in person or represented by proxy.

5. Amendment to Share Compensation Plan

An ordinary resolution of disinterested shareholders to amend the Company’s Share Compensation Plan to increase the total number of restricted share units (“RSUs”) available for award thereunder to 800,000 RSUs was approved by a majority vote of disinterested shareholders present in person or represented by proxy.

Dated at Vancouver, British Columbia, this 5th day of November, 2020

METALLA ROYALTY AND STREAMING LTD.

By:

           “Brett Heath”

Name: Brett Heath

Title: President and Chief Executive Officer